UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ulta Salon, Cosmetics & Fragrance, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
90384S303
(CUSIP Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90384S303	13G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS. Doublemousse B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,029,471

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		11,029,471

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,029,471

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.55%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 59,456,027 shares of the Issuer’s Common Stock outstanding as of November 24, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 2, 2010.

CUSIP No.	125902106	13G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS. Chanel International B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,029,471

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		11,029,471

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,029,471

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.55%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
2 Based on 59,456,027 shares of the Issuer’s Common Stock outstanding as of November 24, 2010, as set forth in the Issuers quarterly report on Form 10-Q dated December 2, 2010.

CUSIP No.	90384S303	13G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS. Charles Heilbronn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	5	SOLE VOTING POWER

NUMBER OF		79,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,122,363

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,000

WITH	8	SHARED DISPOSITIVE POWER

		11,122,363

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,201,363

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.84%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
3 Based on 59,456,027 shares of the Issuer’s Common Stock outstanding as of November 24, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 2, 2010.

CUSIP No.	90384S303	13G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS. Moussetrap

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,892

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		92,892

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.16%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
4 Based on 59,456,027 shares of the Issuer’s Common Stock outstanding as of November 24, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 2, 2010.

CUSIP No.	90384S303	13G	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS. Mousseless Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,892

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		92,892

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.16%[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
5 Based on 59,456,027 shares of the Issuer’s Common Stock outstanding as of November 24, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 2, 2010.

CUSIP No.	90384S303	13G	Page	7	of	10 Pages
Item 1(a). Name of Issuer:
     Ulta Salon, Cosmetics & Fragrance, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     1000 Remington Blvd, Suite 120
     Bolingbrook, IL 60440
Item 2(a). Name of Person Filing:
(1) Doublemousse B.V.
(2) Chanel International B.V.
(3) Charles Heilbronn
(4) Moussetrap
(5) Mousseless Inc.
Item 2(b). Address of Principal Business Office or, if none, Residence:
     Doublemousse B.V. and Chanel International B.V.:
          Boerhaavelaan 22
          2713 HX Zoetermeer
          The Netherlands
     Charles Heilbronn:
          c/o Chanel Inc.
          9 West 57th Street, 44th Floor
          New York, New York 10019
     Moussetrap and Mousseless Inc.:
          9 West 57th Street, Suite 4605
          New York, New York 10019
Item 2(c). Citizenship:
     Doublemousse B.V. and Chanel International B.V.:
          The Netherlands
Charles Heilbronn:
          France

CUSIP No.	90384S303	13G	Page	8	of	10 Pages
     Moussetrap
          Ontario, Canada
     Mousseless Inc.
     Delaware
Item 2(d). Title of Class of Securities:
     Common Stock, $.01 par value per share
Item 2(e). CUSIP Number:
     90384S303
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.
Item 4. Ownership.
The information in items 1 and 5 through 11 on the cover pages (pp. 2-6) of this Schedule 13G is hereby incorporated by reference.
Doublemousse B.V. is the record holder of 11,029,471 shares of common stock of the Issuer. These securities are indirectly owned by (a) Chanel International B.V., the parent company of Doublemousse B.V. and (b) Charles Heilbronn, who has been granted a power of attorney and proxy to exercise voting and investment power with respect to these securities. Mr. Heilbronn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
Moussetrap is the record holder of 92,892 shares of common stock of the Issuer. These securities are indirectly owned by (a) Mousseless Inc., a general partner of Moussetrap and (b) Charles Heilbronn, the sole stockholder of Mousseless Inc. Mr. Heilbronn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.

CUSIP No.	90384S303	13G	Page	9	of	10 Pages
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 25, 2011

Doublemousse B.V.
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Title:	Director

Chanel International B.V.
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Title:	Attorney-in-Fact

/s/ Charles Heilbronn
Name: Charles Heilbronn

Moussetrap
By:	Mousseless Inc., its general partner

By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Its:	President

Mousseless Inc.
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Title:	President